Supplement To Prospectus


                            Dated November 17, 1997


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                The Date of this Supplement is December 31, 1997

"Business and Properties-Goldking Acquistion"-page 47. To simplify the Company's corporate structure and imporve operating efficiencies, Goldking and four of its operating subsidiaries have been merged into a single operating subsidiary. The merger is permitted under the Indenture. The Surviving Entity (as defined in the Indenture) is Goldking Production Company, which remains a Subsidiary Guarantor together with Goldking Acquisition Corp. This action does not violate any provision in the Old or New Notes, the Guarantees, the Indenture or the Registration Rights Agreement, and will have no impact on the Company or the Subsidiary Guarantors' ability to meet their contractual and financial obligiations. Any references to "Subsidiary Guarantors" either individually or collectively, now refer only to Goldking Production Company and Goldking Acquisition Corp. References to "Goldking" now pertain to Goldking Production Company.

"Management-Officers and Directors"-pages 64 and 65. Leonard C. Tallerine, Jr.'s employment with the Company as Executive Vice President-Business Development has been terminated. Mark C. Licata's employment with the Company as Senior Vice President-General Counsel has also been terminated. Messrs. Tallerine and Licata both remain as directors of the Company. In addition, former Vice Presidents Bruce A. DeBartolo and Jim R. Wible have resigned.


"Guaranteed Delivery Procedures"-page 80 (lines ten and sixteen). To make this section consistent with the provisions of the Notice of Guaranteed Delivery, five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery (instead of the prior three days) will be allowed for the receipt of required certificates and documents by the Exchange Agent.